UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
Publicly Held Company
Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

MINUTES OF THE 240TH MEETING OF THE BOARD OF DIRECTORS

HELD ON APRIL 15, 2014

1. DATE, TIME AND PLACE: On April 15, 2014, at 7:00 p.m., the meeting was held via conference call, pursuant to Paragraph 1, Article 17 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510º, 14o andar, conjunto 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 3, Article 17 of the Company’s Bylaws.

3. ATTENDANCE: All the members of the Board of Directors (“Board”).

4. PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

5. AGENDA: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

6. RESOLUTION TAKEN: After examining the item on the Agenda, and based on the proposal from the Board of Executive Officers and the conditions described in Resolution No. 2014032-E of the Board of Executive Officers, pursuant to Article 17, item (p) of the Bylaws of the Company, the Board unanimously approved the execution of the New Energy Supply Agreement (“New Agreement”) by the subsidiary CPFL Geração, the successor to Empresa Energética S.A. (“Energisa” or “Private Partnership”) and Furnas under the conditions similar to those stipulated in Energy Supply Agreement No. 12,291, entered into by Furnas and Energisa on January 2, 1998 and later Amendments, which detailed the conditions of sale, by the Private Partnership to the Concessionaire, of fifty-one point five four percent (51.54%) of the power and energy of Serra da Mesa Hydroelectric Power Plant (“Serra da Mesa HPP”) for the remaining period of the lease of equipment belonging to CPFL Geração to the Concessionaire, from April 1, 2014 to April 16, 2028, at the price of one hundred fifty-six reais and seventy centavos (R$ 156.70) per megawatt hour (MWh) on the reference date of April 1, 2014, which will be adjusted annually for inflation based on the General Market Price Index (“IGP-M”).

CPFL ENERGIA S.A.
Publicly Held Company
Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

7. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors present and by the Secretary.

Murilo Cesar L. S. Passos	Renê Sanda
Claudio B. Guedes Palaia	Marcelo Pires Oliveira Dias
Deli Soares Pereira Maria Helena S. F. de Santana	Martin Roberto Glogowsky

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 16, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.